

February 5, 2021

John Roberts
Chief Executive Officer
CANCER GENETICS, INC
201 Route 17 North, 2nd Floor
Rutherford, NJ 07070

> **Re: CANCER GENETICS, INC**
> **Registration Statement on Form S-3**
> **Filed February 1, 2021**
> **File No. 333-252628**

Dear Mr. Roberts:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alan Wovsaniker, Esq.